Exhibit 99.1

HAILIANG EDUCATION GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: HLG)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Hailiang Education Group Inc. (the “Company”) will be held on May 24, 2018, at 10:00 a.m., local time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China for the following purposes:

1.	To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors of the Company has fixed the close of business on April 17, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company, whether or not represented by American Depositary Shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2017 annual report, from the Company’s website at www.hailiangeducation.com or by submitting a request to ir@hailiangeducation.com.

By Order of the Board of Directors,

/s/ Ming Wang
Ming Wang
Chairman of the Board of Directors

Hangzhou, China

April 25, 2018

HAILIANG EDUCATION GROUP INC.

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 24, 2018

PROXY STATEMENT

The Board of Directors of Hailiang Education Group Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on May 24, 2018, at 10:00 a.m., local time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on April 17, 2017 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Ming Wang as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Cuiwei Ye as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Leqiang (Ken) He as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Xiaofeng Cheng as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Mr. Xiaohua Gu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the Board of Directors to fix the remuneration of the directors; and

7.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending June 30, 2018, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1- 7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the attached proxy form in accordance with the instructions set out therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

Deutsche Bank, as depositary of the ADSs, has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the number of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.

The depositary has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions

As the holder of record for all the ordinary shares represented by the ADSs, the depositary may only vote those ordinary shares represented by the ADSs whose holders’ instructions were timely received by the depositary and in the manner specified by the depositary, at the Meeting. If the enclosed ADS Voting Instruction Card is properly signed and dated but no direction is made, the depositary will not vote the ordinary shares represented by such ADSs, but will give discretionary proxy to a person designated by the Company. The depositary shall also give discretionary proxy to a person designated by the Company, with respect to those ordinary shares represented by the ADSs whose holders’ instructions were not timely received by the Depositary.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the Notice of the Meeting with sufficient time to instruct the depositary to vote, and it is possible that a holder of the ADSs will not have the opportunity to exercise its right to vote.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2017 annual report for the year ended June 30, 2017 (the “2017 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2017 Annual Report to shareholders by visiting the “Financial Reports” heading under the “Investor Relations” section of the Company’s website at www.hailiangeducation.com. If you want to receive a paper or email copy of the Company’s 2017 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@hailiangeducation.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

RE-ELECTION OF CURRENT DIRECTORS,

ELECTION OF A NEW DIRECTOR

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX REMUNERATION OF DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Ming Wang, age 56, has served as the chairman of the Board of Directors and chief executive officer of the Company since 2014. He has also served as a director of Hailiang Consulting, the Company’s wholly-owned subsidiary in China, since 2011. He has also served as vice president of Hailiang Group, a related party of the Company, since 2004. Mr. Wang is also a director of Bank of Ningxia Co., Ltd. He served as the assistant to the president of Hailiang Group from 2001 to 2004. Prior to joining Hailiang Group, Mr. Wang was employed from 1982 to 2001 by Jiangxi Copper Co., Ltd. and a supervising manager in the office of the Chief Executive Officer. Mr. Wang received an MBA degree from the University of US Management and Technology and an EMBA degree from Zhongnan University of Economics and Law. Mr. Wang is also a Senior Economist certified by the Zhejiang provincial government.

Mr. Leqiang (Ken) He, age 37, has served as the Company’s independent director since June 2015. Mr. He is currently serving as the vice president of Racing Capital Management (HK) Limited, an asset management company, where he oversees its asset management and financial activities. From August 2011 to September 2015, Mr. He served as the chief financial officer of China Shengda Packaging Group Inc., or China Shengda, where he oversees China Shengda’s financing and investment activities, accounting practices and investor relations. Before joining China Shengda, Mr. He served as an investment director of Wealthcharm Investments Limited, a private investment company, from September 2009. Prior to that, Mr. He spent five years at PricewaterhouseCoopers Australia and China. Having several years of experience in the financial and accounting field, Mr. He is experienced and familiar with Chinese accounting standards, Hong Kong accounting standards, Australian accounting standards, international accounting standards and U.S. GAAP, as well as the differences among them. Mr. He holds a master’s degree in applied finance from Macquarie University, Australia. Mr. He is a U.S. Certified Public Accountant, and he also holds a Certified Public Accountant designation from the Chinese Institute of CPA, a Certified Public Accountant designation from the Hong Kong Institute of CPA, a Certified Practicing Accountant designation from the CPA Australia and a Chartered Financial Analyst designation from the CFA Institute.

Mr. Cuiwei Ye, age 59, has served as our independent director since November 2017. Mr. Ye has a long track record of education and business success in key roles in various institutions. From 2000 to 2017, Mr. Ye served as the vice chairman of Academic Committee of the Chinese Society of Education, the Director General of Zhejiang Hanghzou No.2 High School Education Group, the Principal of Hangzhou No.2 High School. Mr. Ye is regarded as one of “The Most Outstanding Middle School Principals” in China. Mr. Ye holds a master’s degree in education leadership from University of Canberra, Australia, and a bachelor’s degree in Biology from Hubei University.

Mr. Xiaofeng Cheng, age 41, has served as our independent director since October 2016. Since July 2012, Mr. Cheng has served as a partner at Jingtian & Gongcheng law firm in Beijing. Previously, Mr. Cheng served in various positions at several international law firms including, King & Wood Mallesons LLP from May 2010 to June 2012, Allen & Overy LLP from September 2008 to May 2010, Cadwalader, Wickersham & Taft LLP from November 2007 to September 2008, and Hunton & Williams LLP from July 2005 to October 2007. In addition, Mr. Cheng has served as adjunct professor at Peking University Law School since September 2011. Mr. Cheng received his Master’s degree in Law from Columbia University in 2003, Master’s degree in Criminology from the University of South Florida in 2002 and bachelor degrees in both Law and Economics from Peking University in 1999.

Mr. Xiaohua Gu, age 44, has served as our independent director since June 2015. Since August 2016, Mr. Gu has been the chief financial officer of Dragon Victory International Limited. Since October 2015, Mr. Gu has been the chief financial officer of Hangzhou Long Yun Network Technology Co., Ltd., a variable interest entity of Dragon Victory International Limited. Since March 2012, Mr. Gu has been the vice president of Zhongxingcai Guanghua Certified Public Accountants LLP, Shanghai Office. Since 2011, Mr. Gu has been an independent director of China Education Alliance, Inc., a reporting company with common stock traded on the OCTQX marketplace. From March 2010 to February 2012, Mr. Gu was a partner at RichLink International Investment Co., Ltd., which is a financial service institution providing investment banking services and managing private equity investments. Starting from 2014, Mr. Gu has also been lecturing and organizing case studies in finance and auditing at Fudan University. Mr. Gu obtained his master’s degree in accounting from Leeds Metropolitan University, the United Kingdom, in 2004, and he also received a master’s degree in business administration from Newcastle University, the United Kingdom, in 2001.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

THE ELECTION OF THE NEW DIRECTOR NAMED ABOVE

AND

AUTHORIZATION OF THE BOARD TO FIX THE RENUMERATION OF THE DIRECTORS.

PROPOSAL NO. 7

APPROVAL, RATIFICATION AND CONFIRMATION OF

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that Marcum Bernstein & Pinchuk LLP be re-appointed as the Company’s independent auditors for the fiscal year ending June 30, 2018, and that the Board of Directors be authorized to fix their remuneration.

In the event that our shareholders fail to approve, ratify and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR APPROVAL, RATIFICATION AND CONFIRMATION OF THE RE-APPOINTMENT

OF

MARCUM BERSTEIN & PINCHUK LLP

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING JUNE 30, 2018

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Ming Wang
Ming Wang
Chairman of the Board of Directors

April 25, 2018